United States Securities and Exchange Commission
May 20, 2005
Page 8 of 8
                        NATIONAL TAX CREDIT INVESTORS II
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

May 20, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Steven Jacobs

Re:   National Tax Credit Investors II
      Form 10-KSB for the year ended December 31, 2004 File No. 0-20610

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to National Tax Credit Investors II, a California limited partnership (the "Partnership"), in a letter dated April 26, 2005. The Partnership appreciates the Staff's willingness to provide an extension of time for this response. The Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter.

                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm

1.   Comment:   Please  file  the  report(s)  of  the  independent   accountants
     referenced by the principal accountants in their report, as required by Rule 2-05 of Regulation S-X.

     Response: In the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 2004, specifically in exhibit 99.1, the Partnership filed the report of the independent accountants referenced by the principal accountants in their report.

Note 1 - Organization and Summary of Significant Accounting Policies

Recent Accounting Pronouncements

2. Comment: You determined that seventeen of the entities in which the Partnership holds an interest at December 31, 2004 are VIEs and the Partnership is not the Primary Beneficiary of any of these entities. In a supplemental response, please tell us how you determined seventeen of the entities were VIEs and the remaining fourteen entities, of which the Partnership holds an interest of greater than fifty-percent in eleven of them after December 15, 2004, were not VIEs. In your response, please address the authority and obligations of the general partner(s) of the Local Limited Partnerships, and your relationship with the general partners. Finally, please quantify the equity investment at risk for each Local General Partner, net of any upfront fees received.

     Response: The Partnership first became involved with the local limited partnerships in the early 1990's. The Partnership historically has used the equity method of accounting for its investments in local limited partnerships. The individuals involved with the creation of the Partnership are no longer employed by National Partnership Investments Corp ("NAPICO"), the general partner of the Partnership. With the exception of one general partner that is wholly owned by NAPICO and serves as the general partner of three local limited partnerships, the general partners of the local limited partnerships are not affiliated with the Partnership or National Partnership Investments Corp. Accordingly, the Partnership's initial consideration of the requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R) was based primarily on documents related to the formation of the Partnership and the local limited partnerships in its adoption of FIN 46R and financial information available as of December 31, 2003 and 2004. There may be other facts and circumstances related to the Partnership's involvement with the local limited partnerships that might be relevant in making determinations required by FIN 46R; however, the Partnership necessarily based its determination upon those written documents available and other information that is currently available to the Partnership.

     The Partnership's determination that the local limited partnerships are variable interest entities ("VIE") was made based on consideration of paragraphs 5, 9 and 10 of FIN 46R. The Partnership specifically determined that fourteen of the local limited partnerships are VIEs based on paragraph 5(b)(1) and that three of the local limited partnerships are VIEs based on paragraphs 5(a), 9 and 10.

     With respect to the fourteen local limited partnerships that were determined to be VIEs under paragraph 5(b)(1), the group of equity holders at risk was comprised only of its limited partners (the group that contributed the capital necessary to fund the acquisition of properties owned by local limited partnerships). The general partners were not considered to have equity at risk because their capital contributions were insignificant. Based on the terms of the related local limited partnership agreements, the limited partners were not deemed to have the right to make decisions that have a significant effect on the operations or success of the local limited partnership. Therefore, these fourteen local limited partnerships were determined to be VIEs and no further evaluation under paragraph 5 was necessary.

     With respect to three local limited partnerships that were determined to be VIEs under paragraphs 5(a), 9 and 10, the Partnership determined based on review of the local limited partnership audited financial statements and other available financial information, that each of the local limited partnerships had insufficient equity investment at risk to permit the local limited partnerships to finance their activities. Accordingly, these three local limited partnerships were determined to be VIEs.

     The  Partnership's   determination  that  fourteen  of  the  local  limited
     partnerships are not VIE's was made based on consideration of paragraphs 5, 9 and 10 of FIN 46R.

     With respect to these fourteen local limited partnerships, the Partnership determined that the capital contributions of the general partners and limited partners were significant and therefore the group of equity holders at risk was comprised of both the general partner and the limited partner. The Partnership further determined that the general partner controls and manages the day-to-day activities of the local limited partnerships and therefore the group of equity holders at risk were deemed to have the right to make decisions that have a significant effect on the operations or success of the local limited partnership.

     The Partnership noted that the general partner's relationship with the local limited partnerships involves the following significant activities related to its rights and obligations under the related limited partnership agreements:

       o The general partner shall manage and conduct the business of the local limited partnerships;
       o Employees of the general partner (or its affiliates) are actively involved in managing the operations of the local limited partnerships
       o The general partner has the obligation to fund any recourse obligations of the local limited partnerships
       o The general partner is authorized to borrow funds, execute and issue mortgage notes and other evidences of indebtedness
       o The general partner shall operate the local limited partnerships and shall cause the management agents to manage the properties in such a manner that the properties will be eligible to receive applicable tax credits
       o The general partner shall promptly take any and all action which may be necessary or appropriate to perfect and maintain the local limited partnerships, as a limited partnership under state law, and to develop, maintain, and operate the respective local limited partnerships in accordance with provisions of the local limited partnership agreement and applicable Federal, state and local laws and regulations
      o The general partner shall cause the local limited partnerships to obtain and maintain at all times, insurance in such amounts and at terms customary for a project similar to the local limited partnerships
      o The general partner is responsible for obtaining a management agent for the respective local limited partnerships

In addition, the local limited partnership agreements each state that the Partnership, as limited partner, shall not take part in the management of the local limited partnership's business or transact any business for the local limited partnership, nor have any power to sign for or to bind the local limited partnership or to subject the local limited partnership to any liability or obligation.

The Partnership next considered paragraph 5(b)(2) and determined based on review of each of the local limited partnership agreements that the group of equity holders at risk do not lack the ability to absorb expected losses, are not protected from the expected losses and are not guaranteed a return.

The Partnership next considered paragraph 5(b)(3) and determined based on review of each of the local limited partnership agreements that the group of equity holders at risk do receive the expected residual returns and are not subject to caps on expected returns.

The Partnership next considered paragraph 5(c) and determined based on review of each of the local limited partnership agreements that the general partner is generally the equity holder who is involved in the partnership activity of real estate development and operations and also benefits through the receipt of fees for services provided to the local limited partnerships and the right to receive distributions from the local limited partnerships. Therefore the Partnership does not believe that substantially all of the activities of the respective local limited partnerships involve and are performed on behalf of the investor (the limited partner) that has disproportionately few voting rights.

The Partnership next considered paragraph 5(a), 9 and 10 and determined based on review of the local limited partnership audited financial statements and other available financial information with respect to the local limited partnerships, that each of the local limited partnerships had sufficient equity investment at risk, as demonstrated by the ability of the local limited partnership to finance its activities without additional subordinated financial support.

The Partnership concluded, based on its qualitative consideration of the factors above, that the fourteen local limited partnerships are not VIEs.

The Partnership's approach to the quantification of the equity investment at risk for each general partner of the local limited partnerships consisted of reviewing the partnership agreements for the determination of the capital contribution of the respective partners as a percentage of total capital contributed. The partnership considered payments to the general partners of certain fees as defined in the local limited partnership agreements that could be considered a reduction of the capital contributed; however these fees were generally in consideration of services performed by the general partner or covenants provided by the general partner to fund development deficits and operating deficits within a defined time period at the inception of each local limited partnership, and were determined to be reasonable in relation to the nature of the services provided. Therefore, the Partnership concluded that these fees should not be considered a reduction of capital contributed by the general partner.


3. Comment: You refer to the Partnership's maximum exposure to loss at December 31, 2004 relative to determining the primary beneficiary for the identified VIEs. In a supplemental response, please tell us whether you evaluated the Partnership's expected losses and residual returns and equity investment at risk as applicable at the time the Partnership became involved with the Local Limited Partnerships, as opposed to its equity at risk at December 31, 2004. Additionally, please address whether you included the Partnership's rights to tax credits in the expected cash flows.

Response: The Partnership refers to the maximum exposure to loss at December 31, 2004 as a result of its involvement with unconsolidated VIEs in order to comply with the disclosure requirements of paragraph 24(c) of FIN 46R and not for purposes of determining the primary beneficiary for the identified VIEs.

The Partnership evaluated the equity investment at risk based on the provisions of the local limited partnership agreements in place and any subsequent amendments to such local limited partnership agreements. As provided in paragraph 38 of FIN 46R, the Partnership was unable to obtain all of the information necessary to make its determination at the date the Partnership first became involved with the local limited partnerships. The local limited partnership agreements are considered "living" documents that capture changes in structure and terms of the respective local limited partnerships. Accordingly, the Partnership's evaluation of equity investment at risk was considered to be performed as of the date on which FIN 46R was first applied, or December 31, 2004. Although the Partnership has not performed a quantitative analysis to determine the relative exposures of the Partnership and general partners to the expected losses of the respective local limited partnerships, the Partnership generally believes that at December 31, 2004 it would have the greatest exposure based on provisions in the local limited partnership agreements that provide for allocations and distributions in accordance with ownership interest. The Partnership considered this factor, together with other factors in paragraph 17 of FIN 46R, in the determination of the primary beneficiary of those local limited partnerships determined to be VIEs.

The Partnership determined that the tax credit allocation period for each of the thirty-one local limited partnerships had expired at December 31, 2004 and investors were fully allocated their portion of tax credits. In addition, in the event the amount of tax credits allocated to investors were less than the amount originally provided to the investors, the general partner would have the responsibility to make the investor whole. Therefore if a quantitative analysis of the relative exposures of the Partnership to the expected losses and residual returns had been performed at December 31, 2004, the Partnership's rights to tax credits would not have been a factor in the expected cash flows.

Note 2 - Investments in Local Partnerships

4. Comment: It appears you applied the cost recovery method for the sale of partial interests in Rancho Del Mar Limited Partnership and Wedgewood Commons Limited Partnership in 2003. In a supplemental response, please advise us how you analyzed the criteria in paragraph 5 of SFAS 66 and explain what paragraph in SFAS 66 supports your accounting treatment. Additionally, if the sales price of the partial interest was proportionately less than the carrying amount of the interest sold, please tell us if you applied the relative fair market value of your investment to your remaining basis to assess impairment.

Response: With respect to the Rancho del Mar Apartments Limited Partnership ("Rancho") transaction, the Partnership has determined in connection with its consideration of the Staff's comment that the accounting treatment reflected in the Partnership's 2003 financial statements was in error. That accounting treatment was based on the Partnership's understanding that it had, in substance, sold approximately a 33 percent economic interest in Rancho. Based on its reconsideration of the accounting treatment, the Partnership determined that the transaction, which involved an amendment of the cash flow distribution provisions of the Rancho limited partnership agreement, was in substance a sale of substantially all of the Partnership's economic interest in Rancho. Accordingly, the Partnership has now determined that it should have recognized a loss for the $1,320,000 excess of the carrying amount of its investment in Rancho over the transaction proceeds on or prior to the date it agreed to the terms of the Rancho transaction. Based on the foregoing analysis, the Partnership intends to file an amended Form 10-KSB for the year ended December 31, 2004 containing restated financial statements that reflect treatment of the Rancho transaction as discussed above.

In the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 2002, specifically in Note 2 to the financial statements, the Partnership disclosed an impairment of its investment in Wedgewood Commons Limited Partnership ("Wedgewood") based on the pending dilution of the Partnership's investment in Wedgewood. The impairment for $834,000 reduced the book value of the Partnership's investment in Wedgewood to the relative fair value based on the sales price for the portion of the investment sold in 2003. Therefore, in 2003 when the sale transaction was completed, the proceeds from the sale were applied directly to the investment balance held by the Partnership and no gain or loss was recognized by the Partnership related to this sale transaction.

                        *     *     *     *     *

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                    Sincerely,


                                    /s/ David R. Robertson

                                    David R. Robertson
                                    President and Chief Executive Officer
                                    National  Partnership  Investments  Corp.,
                                    the  general   partner  of  National   Tax
                                    Credit Investors II



cc:  Stephen B. Waters